Filed by Conoco Inc.
                                               pursuant to Rule 425
                                               under the Securities
                                               Act of 1933

                                               Subject Company: ConocoPhillips
                                               Registration No.: 333-74798


Set forth below is a press release issued by Conoco Inc. on February 26, 2002 relating to the proposed Conoco/Phillips merger.


CONOCO RELEASE

                                        Contacts: Carlton Adams (Conoco)
                                                  (281) 293-4595

                                                  Kristi DesJarlais (Phillips)
                                                  (918) 661-6117


     CONOCO, PHILLIPS ANNOUNCE CONOCOPHILLIPS SENIOR MANAGEMENT POSITIONS

     HOUSTON (Feb. 26, 2002) - Conoco (NYSE:COC) and Phillips Petroleum Company (NYSE:P) have named the initial members of the ConocoPhillips global management team that will take office after the completion of their proposed merger of equals that was announced in November 2001.

As previously announced, James J. Mulva, currently chairman and chief executive officer of Phillips, will become president and CEO of ConocoPhillips. The following will report directly to Mulva.

Robert E. McKee III, 55, will become executive vice president, exploration and production. He currently is executive vice president, exploration and production for Conoco, a position he has held since 1996. McKee joined Conoco in 1967 and has held several senior positions in the United States and Europe, including vice president, refining and marketing, North America; senior vice president, administration; and executive vice president, corporate strategy and development.

Jim W. Nokes, 55, will become executive vice president, refining, marketing, supply and transportation. He currently is executive vice president, refining, marketing, supply and transportation for Conoco. Nokes joined Conoco in 1970. He was named vice president of Conoco's North American refining and marketing operations in 1994, president of North American refining and marketing in 1998, and was elected to his current position in 1999.

John A. Carrig, 50, will become executive vice president, finance, and chief financial officer. He currently is senior vice president and chief financial officer for Phillips. Carrig joined Phillips in London in 1978 as a tax attorney. He was elected treasurer in 1995 and vice president and treasurer in 1996. In 2000, he was elected senior vice president and treasurer and was elected to his current position in 2001.

John E. Lowe, 43, will become executive vice president, planning and strategic transactions. He currently is senior vice president, corporate strategy and development for Phillips. Lowe joined Phillips in 1981, and held a number of managerial positions in finance and controllers. He was elected vice president of planning and strategic transactions in 1999, senior vice president of planning and strategic transactions in 2000, and was elected to his current position in 2001.

Rick A. Harrington, 57, will become senior vice president, legal, and general counsel. He currently is senior vice president, legal, and general counsel for Conoco. Harrington joined DuPont in 1979 as a senior attorney and subsequently served as vice president and general counsel for Consolidation Coal Company, at that time a DuPont subsidiary. He was named vice president and general counsel for Conoco in 1994 and was elected to his current position in 1998.

"The selection process was difficult, given the proven leadership of the top executives of both companies," said Conoco Chairman and CEO Archie W. Dunham, who will serve as chairman of ConocoPhillips.

The ConocoPhillips management team was reviewed with the Conoco and Phillips board of directors. Said Mulva, "I look forward to the closing of our merger and the opportunity to work directly with the members of the new management team. We have chosen individuals who clearly share our vision and best reflect the combination of strengths needed to make ConocoPhillips the successful and profitable company our shareholders expect it to be."

Mulva also said that J. Bryan Whitworth, executive vice president, general counsel and chief administrative officer for Phillips, will serve as executive vice president reporting to the CEO of ConocoPhillips, and will assist with the transition until Whitworth's retirement.

Last November, Conoco and Phillips announced an agreement to create ConocoPhillips in a merger of equals. As a premier global major, ConocoPhillips will have the size, portfolio of high-quality assets, and the capabilities and financial strength to compete and generate enhanced value for its shareholders. Specifically, in addition to announced recurring synergies of at least $750 million, ConocoPhillips will have:

     o    Substantial opportunities for profitable growth

     o    World-class technology, work force and operational practices

     o    Significant opportunity to enhance its exploration portfolio

     o    Diversified earnings and cash flow

     o    A strong balance sheet

     o    Improved capital efficiency

     o    An efficient cost structure

Special meetings of stockholders of both Conoco and Phillips have been called for March 12, when a final vote on the proposed merger will be tallied. The merger also remains subject to receipt of necessary regulatory approvals and is expected to be completed in the second half of 2002. Conoco is a major, integrated energy company active in more than 40 countries. Headquartered in Houston, the company has 20,000 employees and $27.9 billion of assets, and had $39.5 billion of revenues in 2001.

Phillips is an integrated petroleum company with interests around the world. Headquartered in Bartlesville, Okla., the company has 38,700 employees and $35 billion of assets, and had $26.9 billion of revenues in 2001.

                                     # # #

2/26/02

Editors Note: Complete bios and photos of the executives included in this announcement can be downloaded from:

http://www.conoco.com

CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In any forward-looking statement in which Conoco expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Conoco or Phillips stockholders to approve the proposed merger; and other competitive and/or regulatory factors affecting the timing of the merger. Conoco is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

On February 7, 2002, in connection with the proposed Conoco/Phillips merger, Conoco, Phillips and ConocoPhillips (formerly CorvettePorsche Corp.) filed a definitive joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC") regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER BECAUSE IT CONTAINS IMPORTANT INFORMATION. The definitive joint proxy statement/prospectus was sent on February 8, 2002, to stockholders of Conoco and Phillips seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents filed by Conoco with the SEC at the SEC's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free from Conoco by calling Conoco at 281-293-6800, and through Conoco's web site at www.conoco.com

Conoco and its executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Conoco's stockholders in connection with the proposed Conoco/Phillips merger is set forth in Conoco's proxy statement for a special meeting of stockholders, dated August 8, 2001, and filed with the SEC on August 3, 2001. Additional information is set forth in the definitive joint proxy statement/prospectus.